Nova LifeStyle, Inc.

December 17, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           Terence O'Brien  Branch Chief

Re:	Nova LifeStyle, Inc.
Form 10-K Filed March 31, 2014 File No. 1-36259

Dear Mr. O'Brien:

Nova LifeStyle, Inc. (“Nova” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated December 8, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-Q for the period ended September 30, 2014

Liquidity and Capital Resources, page 30

1. We have read your response to comment 3 in our letter dated November 19, 2014 and re-issue the part of our comment asking for your analysis regarding the adequacy of the allowance for doubtful accounts. Please explain to us how you determined an allowance of $355,960 was adequate as of September 30, 2014 given the $10.5 million accounts receivable that were older than 90 days as of that date. Also tell us how much of the $10.5 million is from customers in China compared to those outside of China and whether the bank has excluded any of the receivables in computing the borrowing base referenced on page 17. Please provide a roll forward showing activity in the allowance for 2012, 2013 and 2014 so we can assess charge-off activity, or include this information in a Schedule II pursuant to Rule 5-04(c) of Regulation S-X. Finally, explain to us how the material weakness in controls impacts your ability to account for bad debts in accordance with US GAAP.

Response:

The Company reviewed the composition of accounts receivable and analyzed historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. In addition, please refer to roll-forward allowance table below, the Company has constantly experienced actual bad debt expense that was less than 1% of total accounts receivable. Based on historical collection activity, the Company determined to maintain its bad debt allowance on the level of 1% of its total accounts receivable balance.

Of $10.5 million accounts receivable over 90 days, $7.48 million was from the customers outside of China and $3.02 million was from customers in mainland China. For accounts receivable from the customers outside of China, they were insured by an export insurance company with the insurance policy as follows:

Accounts receivable within 90 days, if default, the insurance will reimburse 90% of accounts receivable amount,

Accounts receivable over 90 days but within 180 days, if default, the insurance will reimburse 50% of account receivable amount,

Accounts receivable over 180 days, if default, the Company assumes the loss of default.

Default means that the credit insurance company was unable to collect the Company’s over-due invoices after they had made all of their efforts.

It is infrequent for the Company to utilize the credit insurance. The Company only utilized once for the period from January 1, 2012 to September 30, 2014 as indicated in below table.

The following table is to show the status of collection for the over 90 days accounts receivable of Dongguan and Macao as of September 30, 2014 on December 9, 2014, the over 90 days accounts receivables for other subsidiaries were not material:

Dogguan	Over 90 days AR as of 9/30/2014	Collected as of 12/9/2014	Uncollected as of 12/9/2014	Note
March	275,158	(275,158)	-
April	530,822	(530,822)	-
May	929,907	(929,907)	-
June	1,286,132		1,286,132	We anticipate that all of them will be collected by the end of 2014

Macao
March	1,180,761	(1,180,761)	-
April	2,047,841	(2,047,841)	-
May	1,696,457		1,696,457	We anticipate that all of them will be collected by the end of 2014
June	2,559,565		2,559,565	We anticipate that about $500,000 will be collected by the end of 2014, the rest will be collected in Q1/2015.

Total	10,506,643	(4,964,490)	5,542,153

The bank did not exclude any of the receivables in computing the borrowing based referenced on page 17.

The following is a table of the roll-forward showing activity in the bad debt allowance for 2012, 2013 and 2014 by quarters:

	Invoices written off	Bad Debt Allowance Reserved (Reversal)	Balance	Note

Beginning of 2012			-	No bad debt reserve was recorded.
1st Q of 2012			-	No bad debt reserve was recorded.
2nd Q of 2012		223,859	223,859
3rd Q of 2012	(39,557)		184,302
		62,696	246,998
4th Q of 2012	(48,197)		198,801
		27,336	226,137
1st Q of 2013		(2,154)	223,983
2nd Q of 2013	(66,519)		157,463
		62,541	220,004
3rd Q of 2013		30,269	250,273
4th Q of 2013	(58,479)		191,794	Actual bad debt was $508,479, However, the insurance reimbursed $450,000 of this amount.
		88,261	280,055
1st Q of 2014		(33,036)	247,019
2nd Q of 2014	(6,656)		240,363
		75,641	316,004
3rd Q of 2014		39,956	355,960

There is a material weakness in our internal control over financial reporting. Specifically, we currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting requirements.  However, we do have the accounting policy for the reserve of bad debt allowance and the reviewing process to make sure of the adequacy of such reserve.  We first record 1% of total accounts receivable as bad debt allowance, and we further analyze each individual customer with aging over 90 days to further assess the likelihood of collectability. We then report the conclusion of this analysis to our CFO and CEO for approval of the bad debt allowance amount.   Given the facts that the actual historical bad debt expense has been insignificant (see table above), and that  the collectability of  the amounts of AR with aging over 90 days are reasonably assured based on our assessment, we believe the reserve of 1% of the total accounts receivable outstanding as bad debt allowance was sufficient. Therefore, the material weakness in controls did not have an impact on the company’s ability to account for bad debts in accordance with US GAAP.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at  jeffrey_wong@novalifestyle.com

Very truly yours,

/s/ Ya Ming Wong
Ya Ming Wong, Chief Executive Officer
Nova LifeStyle, Inc.

cc:           Tawny Lam, President, Nova LifeStyle, Inc.
                Sammy Ho, Chief Financial Officer, Nova LifeStyle, Inc.
Thomas Wardell, Esq.